
HINDALCO
ADITYA BIRLA GROUP

Ref: AJJ:PVK:377:2003

Date:-31st July, 2003



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

Subject : Publication of Quarterly Unaudited Financial Results.

We are sending herewith a Statement showing the "Unaudited Financial Results" (Provisional) of the Company for the Quarter period ended on 30th June, 2003.

We hope you will find this in order.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL J. JHALA
JOINT-PRESIDENT (TREASURY) &
COMPANY SECRETARY

Encl:- As above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com


HINDALCO

PRESS RELEASE

Date:31.07.2003

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
Q1, FY 2003-04
SUSTAINS PERFORMANCE

- **Turnover** Rs. 1,155.5 Crores
- **PBIDT** Rs. 403.1 Crores
- **Net Profit** Rs. 193 0 Crores
- **EPS (for the Quarter) Rs. 20.9**

Financial Highlights	Quarter ended 31st June 2003	Quarter ended 31st June 2002
Net Sales	**1,155.5**	**1,197.9**
PBIDT	403.1	391.5
Interest & Financing Charges	45.1	35.1
Depreciation	71.7	63.3
Profit before Tax (PBT)	286.3	293.0
Provision for Taxes	93.3	96.2
Net Profit	**193.0**	**196.8**
Equity Capital	92.5	73.7

Hindalco, the flagship Company of the Aditya Birla Group, reports sustained performance during the 1st Quarter ending June 30th, 2003.

The Company has attained a turnover of Rs.1,155.5 Crores, which is 3.5% lower than that of Rs. 1,197.9 Crores achieved in the comparable quarter of the previous year. The Company's Profit before Interest, Depreciation and Taxes (PBIDT) is higher by 3.0% at Rs. 403.1 Crores vis-à-vis Rs. 391.5 Crores in the corresponding quarter of the earlier year. However, its Net Profit stands at Rs. 193.0 Crores as against a Rs 196.8 Crores in the corresponding quarter of the earlier year.

The Company's performance has to be viewed in the light of the planned bi-annual shutdown of its Copper division during May and June 2003. The results then are indeed impressive.

Of the Company's overall turnover of Rs. 1,155.5 Crores, the Aluminium division has contributed to Rs. 664.4 Crores, mirroring a 13.4% increase over Rs. 586.0 Crores in the corresponding quarter of last year. Higher volumes and a continued thrust on value added products have been its growth enablers.

In Aluminium, although international commodity prices improved during the quarter over the corresponding quarter last year, intensifying competition in the marketplace and a higher proportion of exports capped realisations at the level of the last year. Operating margins at 38.1% when compared to 39.1% achieved in the corresponding quarter of the previous year have declined marginally. However, on an encouraging note, this is on the recovery path since the Fourth Quarter of the last fiscal.

The Copper division's Net Sales at Rs. 491.1 Crores vis-à-vis Rs. 611.9 Crores achieved in the comparable quarter of the previous year, reflect a 19.7% dip, mainly on account of the lower output as a consequence of the planned shutdown, stated earlier.

Major Distinction

In a nationwide study undertaken by Business Today and AT Kearney, Hindalco has been rated as one of India's 16 Best Managed Companies. This study focused on "identifying and analysing successful growth patterns of value building growth companies". Across India more than 250 companies were analysed. Of these, that Hindalco stood out is indeed a feather in its cap.

Operational Review

Aluminium

Production in Aluminium surged on the back of increased capacities from the Brownfield expansion.

- Metal production touched 78,581 MT vis-à-vis 66,867 MT in the corresponding period last year, reflecting a rise of 17.5%, mainly on account of the additional production from the new Potlines.
- Rolled product output of 17,967 MT reflects a 0.2% decline over that of 17,997 MT in the previous year.
- Extruded Products at 4,086 MT from 4,614 MT last year is down by 11.5%, because of a weak demand.
- Redraw Rods at 13,643 MT is 7.5% higher over the production of 12,691 MT in the comparable Quarter last year.

- The output of Alumina which is a key input – was 146,793 MT, higher by 24.2% over production of 118,175 MT in the comparable period of the previous year.
- Power export from the Company's Renusagar Power Plant was 1,256 MU, a 19.2% increase over 1,054 MU achieved in the corresponding period last year.
- Production of Foil at 4,527 MT has grown by 2.0% over 4,437 MT attained in the corresponding period last year.
- Aluminium Alloy Wheels production rose from 7,131 wheels during the first quarter last year to 10,304 wheels this quarter.

Copper

As Birla Copper undertook a planned bi-annual shutdown of the Smelter during this Quarter, production has been lower compared to that of the previous year.

- Copper Cathodes production fell by 20% from 45,497 MT to 36,376 MT this year.
- The output of Continuous Cast Copper Rods rose by 6.6% to 18,921 MT vis-à-vis 17,744 MT in the corresponding quarter last year.
- Sulphuric Acid production at 94,714 MT is lower by 29.0% over 133,333 MT in the corresponding quarter last year.
- The production of DAP and Complex Fertilisers cratered by 64.0% from 91,476 MT to 32,939 MT this quarter.
- The output of Gold surged by 14.9% from 801 Kg last year to 920 Kg in the first quarter of the current fiscal.
- Similarly, production of Silver soared by 26.9% to 5,917 Kg vis-à-vis 4,663 Kg in the corresponding quarter last year.

<u>Brownfield Expansion</u>

Aluminium

The commissioning of the 10th and the 11th Potlines marks another milestone in the Company's Brownfield expansion. The 10th Power Generating Unit of 80 MW and its Boiler at the Renusagar Power plant which have gone on stream, nearly complete the Brownfield expansion. With this the Smelter capacity stands raised to 345,000 tonnes annually, Alumina capacity at 660,000 tonnes and captive power generation at 779 MW.

This Rs. 1,800 Crores Brownfield expansion has been completed ahead of schedule and within the budget.

To leverage upon the Brownfield expansion, the Company plans to enhance the smelter capacity to 360,000 tonnes and the Alumina Refinery to 700,000 tonnes through de-bottlenecking. This will also entail installation of balancing equipment including another co-generation plant of 41 MW capacity. These activities are slated for completion in phases by the year 2004-05.

Copper

In the Copper division, a Brownfield expansion is underway as well. The smelting capacity has been ramped up from 150,000 tonnes to 250,000 tonnes per year. Currently trial runs are on and the facility will be commissioned shortly.

In Copper, the Company aspires to be among the top 10% cost competitive producers globally. To attain this stature the Company is in the process of finalizing another low cost Brownfield expansion at Dahej. Even as this is a forward-looking step Hindalco is in a vantage position as it can fully exploit the infrastructure potential at Dahej while ensuring cost reduction and growth ongoingly.

OUTLOOK

The Company believes that the long-term fundamentals of both Aluminium and Copper are strong and promise exciting growth prospects. In its view, in the short-term, the expectations of a global recovery have been belied and large economies such as the US, Europe and Japan are emitting mixed signals.

Closer to home, the Company feels that China is on a high growth trajectory. In fact, the Asian region's performance is also encouraging. The prosperity of these economies augurs well for both Aluminium and Copper sectors as it presages a rise in metal consumption, it opines.

Aluminium

On the domestic front, developments portend well for this sector.
In India, the Government's thrust on the power sector and infrastructure sectors is a good omen. The passage of the Electricity Bill is a positive sign. The auto sector is also in a growth mode. Building construction continues to be supported by a continuation of tax breaks, the falling cost of money and growing financing options. The packaging and the consumer durable segment is gaining a momentum as well. And the rain Gods seem kind.

All these factors, Hindalco believes, will fuel the sector's growth. The management's road map for forging ahead is based on:

- Firstly – leveraging its ascendancy in the upstream and downstream business.
- Secondly – growing the market aggressively on the wings of its recently launched branding initiative.
- Thirdly - enhancing the market share of its new products and garnering maximum sale from its portfolio of value added products. In doing so, the Company intends to tap a far higher segment of the value chain. A large proportion of Aluminium reaches the customer in the form of downstream products such as Rolled products, Extrusions, and Foils mainly used in Transportation, Building Construction and Packaging sectors. Hindalco aims to have more than a significant presence in this segment.

Copper

In so far as the Copper sector is concerned, in the recent past the sector has faced a reversal. The domestic demand of refined copper fell by over 12%, primarily due to the explosive growth in the mobile network and WLL telephony in India. This in turn has led a reduction in the demand for copper from the Jelly Filled Telecom Cable (JFTC) sector which accounts for nearly 40% of the total copper consumption.

Additionally, the concentrate market too has progressively tightened. The growth in the smelter capacity coupled with a squeeze on concentrate availability due to the mines cut back and closures has created a demand supply gap. This has resulted in lower Treatment and Refining Charges for long-term contracts during 2003. The spot market continued to remain sluggish as stocks at mines and smelters dried up. Against such a milieu, the Company's Copper division has been able to secure a substantial quantity of concentrates under long-term contracts.

The Company is also hopeful of some of the mines reopening and production picking up. The outlook on copper prices seems to be bullish. Collectively, these factors should alter the concentrate market and TC/RC would improve hopefully in the foreseeable future.

The Company's strategy for sustained profitability and growth is three pronged.

- Firstly – to remain export driven and strengthen its presence in markets where there is a visible demand-supply gap, such as those in the Middle-East and the Asian region. The LME Grade "A" accreditation positions Birla Copper very favourably in global markets. With the capacity ramp up, the Company is well on its way to becoming a globally cost-competitive producer.
- Secondly - in the domestic markets, it aims to leverage its leadership position, riding on its superior products, customer and technical service capabilities; and
- Thirdly – it hopes to add further value to by-products generated at its Copper plant as these have the potential to be profit drivers.

Hindalco views the future with great optimism and believes that in the year 2003-04 it will grow significantly in revenues and earnings. Its main goal of pursuing the creation of shareholder value will continue unrelentingly.

***



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2003

(Rupees in Million)

	Particulars	Quarter ended 30/06/2003 (Unaudited)	Quarter ended 30/06/2002 (Unaudited)	Previous Accounting Year ended 31/03/2003 (Audited)
1	**Net Sales**	11,555	11,979	49,755
2	**Other Income**	799	441	2,329
3	**Total Expenditure**	8,323	8,506	37,614
	(a). (Increase)/Decrease in Stock in Trade	(485)	(822)	(237)
	(b). Consumption of Raw Materials	5,208	5,992	[illegible]3,280
	(c). Staff Cost	585	523	2,228
	(d). Manufacturing Expenses	2,354	2,103	9,125
	(e). Other Expenditure	661	710	3,218
4	**Interest & Finance Charges**	451	351	1,201
5	**Gross Profit**	3,580	3,563	13,269
6	**Depreciation**	717	633	2,642
7	**Profit before Tax & Extraordinary Items**	2,863	2,930	10,627
8	**Extraordinary Items**	-	-	1,633
9	**Profit before Tax**	2,863	2,930	8,994
10	**Provision for Tax**	933	962	3,173
	(a). Provision for Current Tax	488	703	2,520
	(b). Provision for Deferred Tax	445	259	653
11	**Net Profit**	1,930	1,968	5,821
12	**Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)**	925	737	925
13	**Reserves**			60,986
14	**Basic & Diluted EPS (Rs.)**	21	19	63
15	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	69,940,264	56,745,609	69,941,682
	(b). Percentage of shareholding	75.63%	76.99%	75.[illegible]%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2003 (Unaudited)	Quarter ended 30/06/2002 (Unaudited)	Previous Accounting Year ended 31/03/2003 (Audited)
1. Segment Revenue			
(a). Aluminium Business	6,644	5,860	23,740
(b). Copper Business	4,911	6,119	26,015
	11,555	11,979	49,755
Less: Inter Segment Revenue	-	-	-
Net Sales/Income from operations	11,555	11,979	49,755
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a). Aluminium Business	2,028	1,881	6,605
(b). Copper Business	646	1,032	3,840
	2,674	2,913	10,445
Less: Interest & Finance Charges	(451)	(351)	(1,201)
	2,223	2,562	9,24[illegible]
Add: Other un-allocable Income net off un-allocable expenses	640	368	1,383
Profit before Tax & Extraordinary Items	2,863	2,930	10,627
3. Capital Employed (Segment assets-Segment liabilities)			
(a). Aluminium Business	38,436	33,264	38,502
(b). Copper Business	26,613	22,511	24,014
	65,049	55,775	62,516

Notes:

1. Under Brownfield expansion programme, the Company has commissioned 10th Power Generating Unit of 80 MW with Boiler and Aluminium smelter capacity stands enhanced to 345,000 MTPA.
2. All facilities for Company's brownfield expansion at Copper Division for enhancing smelting capacity from 150,000 MTPA to 250,000 MTPA have been installed.
3. In June 2003 the Company has raised foreign currency loan of Rs. 230 Crores for five years at a floating rate linked to LIBOR.
4. Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.04.2003	Received	Resolved	Pending as on 30.06.2003
2	4	4	2

5. Corresponding figures of first quarter of financial year 2002-03 have been restated for giving effect of amalgamation of remaining business (after merger of fertilizer business at Jagdishpur) of Indo Gulf Corporation Limited with the Company w.e.f. 1st April, 2002. However, paid-up Equity Share Capital, EPS and non-promoter shareholding numbers have not been changed.
6. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Thursday, 31st July, 2003.
7. The quarterly results for the period ended 30th June, 2003 have been reviewed by the Auditors.

By and on behalf of the Board

A.K. Agarwal
Whole-time Director

Place: Mumbai
Dated: 31st July, 2003


HINDALCO

Ref: AJJ:PVK:568:2003

Date:- 31st July, 2003

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dal Street
MUMBAI - 400 001.
Fax No. 272 2037/272 3121/2722041

Kind Attn:- Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

Sub:- Appointment of Shri D. Bhattacharya.

Further to our Letter No.AJJ:PVK:500:2003 dated 11th July, 2003, please note that the Board of Directors of the Company at their Meeting held today decided that Shri D. Bhattacharya shall be Managing Director of the Company for the period of 5 years, effective from 1st week of October, 2003.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL J. JHALA
Joint President (Treasury) &
Company Secretary

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